Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
RESTRUCTURED CREDIT FACILITY AND COMPLETION OF
8¾% SENIOR NOTES REDEMPTION

Calgary, Alberta, May 3, 2010 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX/NYSE: NOA) today announced that it has entered into an amended and restated credit agreement, which increases total borrowing capacity by $45 million to $163.4 million and extends the maturity date of the credit facility to April 2013. The Company also announced that it has completed the full redemption of its US$200 million 8¾% senior notes, following the April 7, 2010 closing of its private placement of $225 million of 9.125% Series 1 Debentures due 2017.

“With the restructuring of our long-term debt, we have successfully lowered our cost of debt and reduced our refinancing risk, while maintaining a healthy cash position,” said Rod Ruston, President and CEO of NAEP. “Our stronger balance sheet also positions us to pursue some of the new opportunities we see in front of us.”

NAEP used the net proceeds from the debenture offering, combined with proceeds from a new term loan under the amended and restated credit agreement and cash on hand, to redeem the Company’s outstanding 8¾% senior notes and liquidate the associated currency and interest rate swaps. The Company estimates annual interest expense savings of approximately $0.15 per share as a result of this refinancing.

The $163.4 million amended and restated credit agreement includes a new $50 million term facility, which is in addition to an existing $28.4 million term facility. Both term facilities were fully drawn as at the April 30, 2010 date of the amended and restated credit agreement.  The credit agreement also includes an $85 million revolving facility which remains undrawn. As at April 30, 2010, NAEP had $14.4 million of issued and undrawn letters of credit, resulting in $70.6 million of borrowing availability. The amended and restated credit agreement is with a syndicate of four lenders, which is led by Canadian Imperial Bank of Commerce.

This press release does not constitute an offer to sell or the solicitation of an offer to purchase any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource

NEWS RELEASE

companies, with a principal focus on the Canadian oil sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

Forward-Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, “project”, “intend”, “continue” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, our internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the United States Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”). You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting SEDAR on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Director, Investor Relations & Strategic Planning
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax:      (780) 969-5599
Email: krowand@nacg.ca